Exhibit 99.1

PRESS RELEASE

AerCap Amends and Extends its $1.1 Billion Term Loan Facility

Amsterdam, Netherlands; April 2, 2015 – AerCap Holdings N.V. (NYSE: AER) today announced that it has amended and extended its $1.1 billion term loan facility originally put in place by ILFC in March 2011, taking advantage of the attractive terms and pricing currently available in the debt markets. The margin was reduced by 75bps and the maturity of the term loan was extended by three years from March 2018 to March 2021. Citi acted as lead arranger of the amendment and extension.

Paul Rofe, Group Treasurer of AerCap, said: "We are very pleased with the extension term and the significantly improved pricing which reflects the continually improving credit profile of the company."

About AerCap

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or ordered aircraft in its portfolio. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com